UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2022

SPIRE GLOBAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8000 Towers Crescent Drive Suite 1100
Vienna, Virginia		22182
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (202) 301-5127

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On December 15, 2022, Spire Global Inc., a Delaware corporation (the “Company”), issued a press release announcing the expiration and results of the Company’s previously announced offer to each holder of the Company’s outstanding Warrants, consisting of (i) public warrants to purchase shares of Class A Common Stock, which trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the Warrant Agreement in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”) and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”), to receive 0.2 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), the Company solicited consents from holders of its outstanding Public Warrants to approve the Warrant Amendment.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Spire Global, Inc. press release, dated December 15, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRE GLOBAL, INC.

Date: December 15, 2022	By:	/s/ Peter Platzer
	Name:	Peter Platzer
	Title:	Chief Executive Officer

Exhibit 99.1

Spire Global, Inc. Announces Completion of Exchange Offer and Consent Solicitation and Intention to Exercise Right to Exchange Remaining Outstanding Warrants

Vienna, VA, December 15, 2022 – Spire Global, Inc. ( “Spire” or the “Company”) (NYSE: SPIR), a leading provider of space-based data, analytics and space services, today announced the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants, consisting of (i) public warrants to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), which “warrants” trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the warrant agreement dated September 9, 2020 by and between NavSight Holdings, Inc., the Company’s predecessor (“NavSight”) and American Stock Transfer & Trust Company (the “Warrant Agreement”) in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”), and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, with the Public Warrants, the “Warrants”). The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on December 14, 2022.

The Company has been advised that 10,020,581 Public Warrants (including 244,331 Public Warrants tendered through guaranteed delivery), or approximately 87% of the outstanding Public Warrants, and 6,600,000 Private Warrants, or 100% of the outstanding Private Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. Holders of the Warrants that were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation will receive 0.2 shares of Class A Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the Offer. The Company expects to accept all validly tendered Warrants for exchange and settlement on December 19, 2022.

In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 87% of the outstanding Public Warrants to amend the Warrant Agreement that governs the Warrants (the “Warrant Amendment”), which exceeds the 65% required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer, and thereafter, expects to exercise its right in accordance with the terms of the Warrant Amendment, to acquire and retire all remaining untendered Warrants in exchange for Class A Common Stock at an exchange ratio of 0.18 shares of Class A Common Stock for each Warrant, following which, no Public Warrants or Private Warrants will remain outstanding. Warrants to purchase 3,694,800 shares of Class A Common Stock issued in connection with the Company’s Blue Torch Financing were not part of the Offer and will remain outstanding.

Deutsche Bank Securities Inc. was the Dealer Manager for the Offer and Consent Solicitation. D.F. King & Co., Inc. served as the Information Agent for the Offer and Consent Solicitation, and American Stock Transfer & Trust Company served as the Exchange Agent.

About Spire Global, Inc.

Spire (NYSE: SPIR) is a leading global provider of space-based data, analytics and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Ontario, Glasgow, Oxfordshire, Luxembourg, and Singapore.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer was filed with the SEC and was declared effective on December 7, 2022. The Offer and Consent Solicitation were made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the settlement of the Offer, entry into the Warrant Amendment and exchange of the remaining Warrants. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed November 16, 2022, as amended on December 6, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Contacts

Media:

Hillary Yaffe

hillary.yaffe@spire.com

Investors:

Benjamin Hackman

benjamin.hackman@spire.com